Exhibit 99(a)
Supplement to Present Required Information in Searchable Format

STOCK PERFORMANCE GRAPH
	April 2, 2024	June 30, 2024	December 31, 2024	June 30, 2025	December 31, 2025

GEV	$100	$123	$235	$379	$468
S&P 500	100	105	114	121	134
S&P Industrial	100	98	107	121	128